The E.W. Scripps Co. UBS Media Conference Dec. 10, 2014 Give light and the people will find their own way THE E.W. SCRIPPS COMPANY Filed by The E. W. Scripps Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: The E. W. Scripps Company Commission File No.: 333- 200388 Date: December 10, 2014

Disclaimer Additional Information and Where to Find It The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Scripps and Journal and that also constitutes a preliminary prospectus of Scripps. This registration statement has not yet been declared effective. Each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. Continued on next page … 2

Disclaimer, continued Continued from previous page … Participants in Solicitation Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above. •Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 3

4 New Scripps Post-Merger & Spinoff

 Headquarters: Cincinnati  Leadership: Rich Boehne remains as chairman, president and CEO  Television stations: 34; U.S. household reach: 18%*; radio stations: 34  Digital: Strong local media brands plus Newsy and DecodeDC  Headquarters: Milwaukee  Leadership: Tim Stautberg, president and CEO; Steve Smith, non-executive chairman**  Newspaper markets: 14  Digital: Strong local media brands for desktop, tablet, and smartphone New Scripps: Merger & Spinoff *Source: Company filings, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data ** Current SVP of Scripps Newspaper Group and current chairman and CEO of Journal Communications, respectively. Strategic realignment results in highly focused, publicly traded broadcasting and newspaper companies 5  Opportunity to create value for both Scripps and Journal Communications shareholders  Shared cultures within each company, focused on growing local content and brands  Increased scale and operating leverage  Significant transaction synergies  Tax-efficient transaction Combined Benefits The E.W. Scripps Company Journal Media Group

Current FCC U.S. TV Household Cap of 39% 44% 39% 31% 24% 18.1% 17.8% 16% 13% 11% 10% 7% 6% 3% Tribune Sinclair Gannett Media General New SSP Hearst Nexstar Raycom Cox Meredith Gray Graham Holdings Quincy JRN 4% New Scripps: Peer Landscape  Fifth-largest independent TV station owner. 34 stations in 24 markets  Financially flexible with room to add stations under the FCC ownership cap  Household reach that offers more value to achieve more favorable retransmission arrangements  Diversified revenue, segment profit and network affiliation mix Note: Includes all announced and closed transactions. Source: Company filings, company websites for non-public companies, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data FCC rules take into account adjustments for UHF/VHF, which are not included in the bar chart above Large television company with strong local brands SSP 14% 6

Journal Television Markets Journal Radio Markets E.W. Scripps TV markets Indianapolis WRTV Baltimore WMAR Cleveland WEWS Cincinnati WCPO West Palm Beach WPTV Tampa WFTS Kansas City, MO KSHB KMCI IND Tulsa, OK KJRH Phoenix KNXV Buffalo WKBW Boise, ID* KIVI , KNIN Radio 4 FM Las Vegas KTNV Tucson KGUN KWBA Radio 3 FM, 1 AM Omaha, NE KMTV Radio 4 FM, 1 AM Milwaukee WTMJ Radio 1 FM 1 AM Nashville WTVF Twin Falls, ID KSAW-LD Lansing, MI WSYM Ft. Myers – Naples WFTX Wichita, KS Radio 4 FM, 1 AM Springfield, MO Radio 4 FM, 1 AM Knoxville, TN Radio 4 FM Tulsa, OK Radio 4 FM, 1 AM Denver KMGH KZCO KZFC Bakersfield, CA KERO KZKC San Diego KGTV KZSD Colorado Springs, CO KZCS Expanded household reach and affiliations; 34 TV stations and 34 radio stations in 27 markets Green Bay-Appleton, WI* WGBA WACY Detroit WXYZ WMYD New Scripps: Media Markets 7 *To comply with the FCC's local ownership rule, Journal will divest one of its Boise television stations prior to the merger. Scripps has asked the FCC to waive this rule to permit the continued common ownership of Journal's two Green Bay television stations.

8 The segment profit distribution becomes more heavily reliant on television Two-year blended Newspapers: (18%) Television: (82%) New Scripps: Financial Makeup Television: (96%) Radio: (4%) Existing Scripps Scripps, post-merger

Think of radio…  As a high-margin, cash-generating business  As local, differentiated audio entertainment and information  As local brands that belong to us (not networks and syndicators)  As providers of news, talk and information programming that impacts our communities  As amplifiers for TV and digital efforts, especially in combo markets  As fast-moving idea factories  As large developmental sales organizations that bring ideas to the market  As high-profile on-air talent and sports play-by-play New Scripps: Radio 9 Acquiring radio means a deeper dive into our markets

10 New Scripps Financial Overview

11 Post-deal, our financial priorities remain the same  Maintain sufficient liquidity and financial flexibility  Strong track record of maintaining conservative leverage  Conservative cash-on-cash investors  Can resume share repurchases after deal while staying within leverage guidelines  $60 million special dividend related to Journal merger; no current plans for a regular dividend; reviewed with board regularly Financial Overview

12 Our uses of capital over the last two years include aggressive repurchasing and acquisitions Share Repurchase Program:  $100 million was authorized in November 2012 and another $100 million in May 2014  Program suspended until merger closes. $105 million remains  Through Q2 2014, $95 million had been spent to acquire 6.2 million shares  Average purchase price of $17.93 in 2014 Acquisitions = About $350 million  McGraw Hill – 4 ABCs; 5 Aztecas  Granite – 1 ABC; 1 MyNetwork to form Detroit duopoly  Newsy – mobile video news service  Weathersphere – top-ranking paid weather app company  Investment through the P&L – about $20 million a year so far in expense for digital Financial Overview

13 The Television Business

SCRIPPS
The Television Business

Local television news leads media consumption

Americans' use of local TV and its associated digital properties lead all U.S. media for weekly delivery of local news.


Percentage of Americans Using Each Source
in the Past Week - 2014
82%
73%
66%
62%
56%
47%
37%
33%
Local TV news
National network news
Newspapers
24-hour news channels
Radio news organizations
Online-only news sources
Magazines
Newswires

Source: American Press Institute, as reported on americanpressinstitute.org. Among U.S. adults age 18+, survey conducted in January and February 2014.

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15 The Television Business 1. The Big Bang Theory (CBS) 23.1 million 2. NCIS (CBS) 22.4 million 3. Sunday Night Football (NBC) 21.7 million 4. The Walking Dead (AMC) 18.3 million 5. NCIS: Los Angeles (CBS) 17.9 million 6. The Blacklist (NBC) 16.9 million 7. Person of Interest (CBS) 16.2 million 8. Dancing With the Stars (ABC) 15.5 million 9. Blue Bloods (CBS) 15.2 million 10. The Voice (Monday) (NBC) 14.7 million ________________ TOTAL 181.9 million The primetime viewership of these three news channels combined is 2.5 million Netflix has 36 million subscribers but does not share how many viewers actually watch its shows USA was the top-watched cable channel, with an average of 2.75 million primetime viewers The Big 4 Networks aggregate eyeballs All but one of the top 10 most-watched series are on broadcast TV Top 10 shows by average viewers

45% 8% 21% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 5-7 a.m. 6-6:30 p.m. 11-11:30 p.m. WKBW/Buffalo: % Rating Growth From July-October 2014 16 We continue to grow new markets Under Scripps ownership this year, WKBW/Buffalo has experienced significant audience growth starting in Q3. The company’s strategic investment in this legacy station is paying dividends. Source: The Nielsen Company, dates as noted, for WKBW/Buffalo in time periods noted. Percentage change based on weekday household rating Much of Scripps’ focus has been on growing the morning news audience The Television Business

$0 $20 $40 $60 $80 $100 $120 2008: $41 million 2009: $5 million 2010: $48 million 2011: $7 million 2012: $107 million 2013: $4 million 2014: $58 million 17 Political advertising continues to escalate Television: Political Advertising

18 2012 $31 million 2013 $43 million Nearly 15 million cable households Television: Retrans Revenue 2014 ~$55 million 2015 ~$165 million* A slowdown in retrans revenue? Not for us *Annualized; assumes closing of Comcast-Time Warner merger, divestiture of Comcast subs to Charter, and Scripps-Journal merger

Lower syndication expenses + more ad inventory = margin expansion Let’s Ask America is syndicated by MGM for nationwide distribution The List runs in 13 Scripps markets RightThisMinute now reaches 85% of U.S. households The Now launched this fall at 4 p.m. in eight Scripps markets 19 Television: Original Programming

20 We remain acquisitive  Market size 10–70  Independents that form duopolies  Growing populations, good economies  Political states  Network diversity  Ability to expand ratings Television: Acquisition Strategies

21  First priority: Use it to serve communities  Favor industry-created marketplace to monetize  Will evaluate opportunities ahead of 2016 auction Scripps has a total of 84 MHz of spectrum Television: Spectrum Value The spectrum opportunity is evolving

22 New Business/ Digital Strategy

SCRIPPS

A History of Creating & Releasing Value

Segment profit went to 80/20 television

Investing in digital operations

2008	2009	2010	2011	2012	2013	2014
Spun off Scripps Networks Interactive, creating what today is an $11 billion market cap company (HGTV, The Food Network etc.)	Financial collapse rocked economy. Reset expenses; froze pensions; closed unprofitable operations; began buying shares	Sold *Peanuts* for $175 million	Purchased four McGraw Hill TV stations for ~$190 million net	Consolidated digital operations	Acquired DecodeDC	Announced merger with Journal Communication's broadcast operations; spinning off newspapers Acquired 2 Granite stations Newsy Weathersphere

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24 1» Build products and services for organically growing audiences and revenue streams in our existing local markets. 2» Build and test new local models that are less dependent on advertising and more dependent on the value of data and loyalty. 3» Build and buy national brands that provide access to new marketplaces while leveraging our core expertise and current audiences. Emerging Businesses Strategy We’re focusing on growing revenue streams consistent with our core skills

25 Our P&L expense falls into three categories 3» Brands with national reach Digital Investment 1» Local organic growth 2» New local- market models

26 TAMPA $600 SAN DIEGO $470 FORT MYERS $142 BALTIMORE $518 CINCINNATI $434 DENVER/FT. COLLINS $754 PHOENIX $714 INDIANAPOLIS $506 TULSA $190 KANSAS CITY $451 CLEVELAND $577 DETROIT $897 Borrell Local Digital Ad Revenue Opportunity 2015 (in Millions) Researched and Built Model by Market Billions in digital dollars are available GREEN BAY $203 TUCSON $150 OMAHA $273 NASHVILLE $367 MILWAUKEE $466 LAS VEGAS $310 1» Local Organic Growth

SCRIPPS

1» Local Organic Growth

Digital is a large and growing local marketplace


KMGH website visitors: 2.5 million
KMGH news program viewers: 553,000
KMGH app users: 84,000

KMGH-Denver total audience, November 2014


$295 million total local broadcast spend
$754 million total local digital spend

Denver market annual ad dollars

Source for KMGH viewers: The Nielsen Company Based on the 6 a.m., 6 p.m., and late news audiences combined over the October 2014 sweep, on a Monday-Friday basis. Source for KMGH users: comScore: Source for local digital spend: Borrell; 2015 projection. Source for total broadcast spend: local stations.

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28 1» Local Organic Growth We expect more than 20 percent digital revenue growth over the coming years

SCRIPPS
2» New Local Market Models

Targeting the uniquely local opportunity: Cincinnati

Local news consumption

Average weekly local TV news audience	931,000
Sunday newspaper circulation	220,000
Local online audience:	
- Total website traffic October 2014	2,100,000
- Total mobile app usage October 2014	2,600,000

Local market ad dollars


$434 million
total digital spend
$123 million
local TV news
program spend
$100 million
daily newspaper
print ad spend

$657 million total annual spend

Sources: The Nielsen Company; comScore; Kantar, Alliance for Audited Media, Borrell.

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30 Our investments include experimenting with new strategies  In-depth reporting well beyond traditional TV station Web news  Subscriber model with unique meter strategy helping us define new markets  Still in startup phase 2» New Local Market Models

31 2» New Local Market Models Visit scripps.com’s Investor Information audio archives page to view a video about WCPO Insider that we showed during the presentation.

32 2» New Local Market Models Our investment in WCPO Insider has helped us surpass the newspaper’s mobile products Unique visitors to Cincinnati media mobile and app products October 2014 Avg. Daily WCPO.com 731,000 23,581 Cincinnati.com 729,000 23,516 WLWT.com 712,000 22,968 Local12.com 251,000 8,097 Fox19.com 135,000 4,355 Unique visitors to Cincinnati media websites October 2014 Avg. Daily Cincinnati.com 747,000 24,097 WCPO.com 544,000 17,548 WLWT.com 342,000 11,032 Fox19.com 288,000 9,290 Local12.com 208,000 6,710 Source: comScore

Our growing portfolio of products complements our core businesses Newsy An over-the-top national video news provider DecodeDC Podcasts that help you better understand Washington 33 3» National/Local Brands Storm Shield A weather radio mobile app Weathersphere A top-ranked weather app technology company

34 3» National/Local Brands Visit scripps.com’s Investor Information audio archives page to view a video about Newsy that we showed during the presentation.

35 3» National/Local Brands  Mobile news audiences  Local leverage  OTT

36 Goals: 1. Organically growing profitable cash flow streams 2. Developing new models less dependent on traditional advertising (more data/loyalty) 3. Limiting risk by focusing on audiences & marketplaces we know 4. Garnering attractive returns on investments through modest P&L investments and targeted acquisitions New Business/Digital Strategy

Journal Media Group

Premier source of local news and leading consumer reach in its markets Digital strategies leveraged across portfolio Proven operating strategy focused on stabilizing revenue Focus on shared best practices to drive cost-efficiencies and operating margin opportunities Journal Media Group Highlights Highly experienced and focused management team A pure-play newspaper company with strong local brands and financial flexibility Flexibility to pursue acquisition opportunities Strong balance sheet: $10 million of cash, no debt and free of substantially all qualified pension obligations 38

Journal Newspaper Markets E.W. Scripps Newspaper Markets 14 newspaper markets with strong brands and extensive local reach Journal Media Group Markets 39

Journal Media Group Audience Reach 40 Unparalleled Consumer Reach in Local Markets Weekly readership on print and digital platforms 57% 63% 67% 73% 58% 61% 56% 66% 65% 65% 73% 63% 56% 69% 0% 20% 40% 60% 80% Percent a ge of a du lts r e a che d Newspaper Markets Source: 2013 Scarborough Report for Corpus Christi; 2014 Scarborough Report for all others. Market reach equals the total weekly audience reach through print and digital products.

Journal Media Group Priorities 1. Create and deliver compelling products and services aimed at news and information consumers in our dynamic local markets 2. Efficiently connect advertisers with their current and prospective customers via our print and digital products and other services 3. Stabilize revenue and improve profitability 4. Explore opportunities to add attractive markets to the portfolio 41

Questions Give light and the people will find their own way THE E.W. SCRIPPS COMPANY